EXHIBIT 99.1



EOG Resources, Inc.   **P.O. Box 4362**   **Houston, TX 77210-4362**

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS 2007 RESULTS AND INCREASES DIVIDEND

- Overall Organic Year-Over-Year Production Increased 11 Percent
- Total Reserve Replacement of 248 Percent Achieved
- Strong Year-End Debt-to-Total Capitalization Ratio Reported
- Robust Company Performance Projected for 2008
- Repurchase of Outstanding Preferred Stock Completed
- Common Stock Dividend Increased by 33 Percent

FOR IMMEDIATE RELEASE: Thursday, February 7, 2008

HOUSTON – EOG Resources, Inc. (EOG) today reported fourth quarter 2007 net income available to common stockholders of $358.0 million, or $1.44 per share. This compares to fourth quarter 2006 net income available to common stockholders of $237.2 million, or $0.96 per share. For the full year 2007, EOG reported net income available to common stockholders of $1,083.3 million or $4.37 per share as compared to $1,288.9 million, or $5.24 per share, for the full year 2006.

The results for the fourth quarter 2007 included a tax benefit of $30.3 million ($0.12 per share) related to a Canadian federal tax rate reduction, a $2.3 million ($0.01 per share) charge related to the premium and fees on the repurchase of $38 million of EOG's Series B preferred stock and a previously disclosed $45.2 million ($29.1 million after tax, or $0.12 per share) net gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $28.8 million ($18.5 million after tax, or $0.08 per share). Consistent with some analysts' practice of matching realizations to settlement months and making certain other adjustments to exclude one-time items, adjusted non-GAAP net income available to common stockholders for the quarter was $319.4 million, or $1.29 per share. Adjusted non-GAAP net income available to common stockholders for the fourth quarter 2006 was $252.0 million, or $1.02 per share. On a similar basis, eliminating the items detailed in the attached table, adjusted non-GAAP net income available to common stockholders for the full year 2007 was $1,074.2 million, or $4.34 per share, and for the full year 2006 was $1,189.4 million, or $4.83 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common stockholders to net income available to common stockholders.)

"Despite volatile natural gas prices, 2007 was an excellent year for EOG. Total company production grew 11 percent and total reserves increased 14 percent at an attractive replacement cost. We were able to accomplish these goals while maintaining a sound balance sheet," said Mark G. Papa, Chairman and Chief Executive Officer. "These positive results are a reflection of our consistent game plan - to grow organically through the drillbit with a focus on high returns supported by a very conservative capital structure."

Operational Highlights

EOG posted outstanding total company operational results during 2007:

- Production increased 11 percent over 2006, driven by the Fort Worth and Rocky Mountain operating areas.

- Natural gas production rose 19 percent in the United States and 10 percent overall primarily due to strong performance from operations in the Fort Worth, East Texas and Rocky Mountain areas.

- Crude oil and condensate production grew by 19 percent in the United States and 11 percent overall versus the prior year with the most significant increase recorded in the North Dakota Bakken.

- Natural gas liquids volumes increased 31 percent over 2006 with excellent results from the Fort Worth, South Texas and Rocky Mountain operating areas.

Reserves

At December 31, 2007, total company reserves were approximately 7.7 trillion cubic feet equivalent, an increase of 944 billion cubic feet equivalent (Bcfe), or 14 percent higher than year-end 2006. In 2007:

- Total reserve replacement from all sources - the ratio of net reserve additions from drilling, acquisitions, revisions and dispositions to total production - was 248 percent at a total reserve replacement cost of $2.24 per thousand cubic feet equivalent (Mcfe), excluding gathering systems, processing plant and other expenditures.

- From drilling alone, EOG added 1,534 Bcfe of reserves with drilling capital expenditures of $3,548 million, excluding gathering systems, processing plant and other expenditures, at a reserve replacement cost of $2.31 per Mcfe prior to revisions, replacing 241 percent of production,

- In the United States, EOG added 1,580 Bcfe of reserves from drilling and acquisitions, net of revisions with capital expenditures of $3,010 million, excluding gathering systems, processing plant and other expenditures, at a reserve replacement cost of $1.90 per Mcfe. (Please see attached tables for supporting data for the reconciliation of non-GAAP drilling capital expenditures to GAAP total costs incurred in exploration and development activities and for the calculation of reserve replacement percentages and reserve replacement costs.)

For the 20th consecutive year, internal reserve estimates were within 5 percent of those prepared by the independent reserve engineering firm of DeGolyer and MacNaughton. The firm prepared a complete independent engineering analysis of properties containing 79 percent of EOG's proved reserves on a Bcfe basis.

Capital Structure

At December 31, 2007, EOG's total debt outstanding was $1,185 million, and cash on the balance sheet was $54 million, for net debt of $1,131 million. (Please refer to the attached tables for the reconciliation of non-GAAP net debt to long-term debt.) EOG's debt-to-total capitalization ratio was 14 percent at December 31, 2007. Further simplifying its capital structure, EOG repurchased the remaining $43 million outstanding Series B preferred stock in December 2007 and January 2008.

Outlook for 2008

Consistent with EOG's strategy of adding new reserves at high rates of return through organic growth, the company plans to continue expansion of its North American drilling program. The company expects significant production gains from two high rate of return plays, the Fort Worth Barnett Shale and North Dakota Bakken.

EOG has increased its total crude oil and condensate production growth target from the previously stated 33 percent to 36 percent, primarily as a result of expanded drilling operations in the North Dakota Bakken. Natural gas liquids volumes are expected to rise by 40 percent over 2007 as EOG increases drilling activity in the western extension counties of the Fort Worth Barnett Shale and processes more of its rich natural gas.

EOG's 2008 planned exploration and development capital program is approximately $4.1 billion, which excludes acquisitions, gathering systems, processing plant and other expenditures of approximately $280 million. Considering the anticipated proceeds from the previously announced divestiture of its Appalachian shallow natural gas assets, EOG is targeting net debt at year-end 2008 to be relatively flat with December 31, 2007.

"Based on the current North American natural gas market in which we expect 2008 Henry Hub gas prices will average at least $7.50, we are targeting approximately 15 percent total company production growth in 2008, the mid-point of our previously stated range. Essentially all of our projected production growth will emanate from our U.S. operations, since we expect production from Canada, Trinidad and the United Kingdom to be relatively flat with 2007 levels," said Papa. "Although we have a strong hedge position in place, by closely monitoring natural gas fundamentals and staying flexible, we are positioned to adjust our 2008 drilling activity in response to a higher or lower gas price environment while maintaining a conservative balance sheet."

Dividend Increase

Following a 50 percent increase in 2007, EOG's Board of Directors again increased the cash dividend on the common stock. Effective with the dividend payable on April 30, 2008 to holders of record as of April 16, 2008, the quarterly dividend on the common stock will be $0.12 per share. The indicated annual rate of $0.48 per share reflects a 33 percent increase from 2007, the eighth increase in nine years.

Conference Call Scheduled for February 8, 2008

EOG's fourth quarter and full year 2007 results conference call will be available via live audio webcast at 8 a.m. Central Standard Time (9 a.m. Eastern Standard Time) on Friday,

February 8, 2008. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Friday, February 22, 2008.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations, including environmental regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2006, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Net Operating Revenues	$ 1,250.8	$ 931.4	$ 4,190.8	$ 3,912.5
Net Income Available to Common Stockholders	$ 358.0	$ 237.2	$ 1,083.3	$ 1,288.9
Net Income Per Share Available to Common Stockholders				
Basic	$ 1.46	$ 0.98	$ 4.45	$ 5.33
Diluted	$ 1.44	$ 0.96	$ 4.37	$ 5.24
Average Number of Common Shares				
Basic	244.4	242.5	243.5	241.8
Diluted	248.5	246.5	247.6	246.1

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Net Operating Revenues				
Wellhead Natural Gas	$ 840,583	$ 709,295	$ 3,050,973	$ 2,803,245
Wellhead Crude Oil, Condensate and Natural Gas Liquids	335,690	191,102	987,523	761,580
Gains on Mark-to-Market Commodity Derivative Contracts	45,215	31,518	93,108	334,260
Other, Net	29,316	(542)	59,187	13,457
Total	1,250,804	931,373	4,190,791	3,912,542
Operating Expenses				
Lease and Well	132,215	104,431	479,819	372,895
Transportation Costs	46,852	29,687	170,404	110,328
Exploration Costs	44,005	45,129	150,445	155,008
Dry Hole Costs	40,710	37,817	115,382	79,567
Impairments	60,657	40,699	147,517	108,258
Depreciation, Depletion and Amortization	282,234	230,438	1,065,545	817,089
General and Administrative	66,047	47,721	205,210	164,981
Taxes Other Than Income	58,267	46,245	208,073	200,863
Total	730,987	582,167	2,542,395	2,008,989
Operating Income	519,817	349,206	1,648,396	1,903,553
Other Income, Net	7,014	10,833	29,250	52,246
Income Before Interest Expense and Income Taxes	526,831	360,039	1,677,646	1,955,799
Interest Expense, Net	15,751	7,519	46,778	43,158
Income Before Income Taxes	511,080	352,520	1,630,868	1,912,641
Income Tax Provision	149,885	109,895	540,950	612,756
Net Income	361,195	242,625	1,089,918	1,299,885
Preferred Stock Dividends	3,161	5,421	6,663	10,995
Net Income Available to Common Stockholders	$ 358,034	$ 237,204	$ 1,083,255	$ 1,288,890

EOG RESOURCES, INC.
<u>**OPERATING HIGHLIGHTS**</u>
(Unaudited)

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
<u>**Wellhead Volumes and Prices**</u>				
Natural Gas Volumes (MMcfd)				
United States	1,010	894	971	817
Canada	225	227	224	226
United States & Canada	1,235	1,121	1,195	1,043
Trinidad	241	254	252	264
United Kingdom	20	32	23	30
Total	1,496	1,407	1,470	1,337
Average Natural Gas Prices ($/Mcf)				
United States	$ 6.52	$ 6.09	$ 6.32	$ 6.56
Canada	6.36	5.85	6.25	6.41
United States & Canada Composite	6.49	6.04	6.31	6.53
Trinidad	3.84	2.92	2.71	2.44
United Kingdom	9.45	6.13	6.19	7.69
Composite	6.11	5.48	5.69	5.74
Crude Oil and Condensate Volumes (MBbld)				
United States	27.6	21.8	24.6	20.7
Canada	2.3	2.4	2.4	2.5
United States & Canada	29.9	24.2	27.0	23.2
Trinidad	3.8	4.4	4.1	4.8
United Kingdom	0.1	0.1	0.1	0.1
Total	33.8	28.7	31.2	28.1
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 84.83	$ 56.49	$ 68.85	$ 62.68
Canada	79.98	50.59	65.27	57.32
United States & Canada Composite	84.45	55.91	68.53	62.09
Trinidad	78.37	58.41	69.84	63.87
United Kingdom	86.70	49.57	66.84	57.74
Composite	83.77	56.39	68.69	62.38
Natural Gas Liquids Volumes (MBbld)				
United States	13.7	9.1	11.1	8.5
Canada	1.1	1.0	1.1	0.8
Total	14.8	10.1	12.2	9.3
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 56.27	$ 36.80	$ 47.63	$ 39.95
Canada	53.18	36.56	44.54	43.69
Composite	56.04	36.78	47.36	40.25
Natural Gas Equivalent Volumes (MMcfed)				
United States	1,257	1,079	1,184	992
Canada	246	247	245	246
United States & Canada	1,503	1,326	1,429	1,238
Trinidad	264	281	276	292
United Kingdom	20	33	24	31
Total	1,787	1,640	1,729	1,561
Total Bcfe	164.4	150.8	631.3	569.9

EOG RESOURCES, INC.
<u>SUMMARY BALANCE SHEETS</u>
(Unaudited; in thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 54,231	$ 218,255
Accounts Receivable, Net	835,670	754,134
Inventories	103,613	113,591
Assets from Price Risk Management Activities	100,912	130,612
Income Taxes Receivable	110,370	94,311
Deferred Income Taxes	33,533	-
Other	55,001	39,177
Total	1,293,330	1,350,080
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	16,991,687	13,575,528
Other Property, Plant and Equipment	584,876	318,323
	17,576,563	13,893,851
Less: Accumulated Depreciation, Depletion and Amortization	(7,138,974)	(5,949,804)
Total Property, Plant and Equipment, Net	10,437,589	7,944,047
Long-Term Assets Held for Sale	244,750	-
Other Assets	113,238	108,033
Total Assets	$ 12,088,907	$ 9,402,160
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,152,140	$ 896,572
Accrued Taxes Payable	104,647	130,984
Dividends Payable	22,045	14,718
Liabilities from Price Risk Management Activities	3,404	-
Deferred Income Taxes	108,980	144,615
Other	82,954	68,123
Total	1,474,170	1,255,012
Long-Term Debt	1,185,000	733,442
Other Liabilities	368,336	300,907
Deferred Income Taxes	2,071,307	1,513,128
Stockholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, Cumulative, $1,000 Liquidation Preference Per Share,		
5,000 Shares Outstanding at December 31, 2007 and		
53,260 Shares Outstanding at December 31, 2006	4,977	52,887
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and		
249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	221,102	129,986
Accumulated Other Comprehensive Income	466,702	176,704
Retained Earnings	6,156,721	5,151,034
Common Stock Held in Treasury, 2,935,313 Shares at		
December 31, 2007 and 5,724,959 Shares at December 31, 2006	(61,903)	(113,435)
Total Stockholders' Equity	6,990,094	5,599,671
Total Liabilities and Stockholders' Equity	$ 12,088,907	$ 9,402,160

EOG RESOURCES, INC.
<u>SUMMARY STATEMENTS OF CASH FLOWS</u>
(Unaudited; in thousands)

	Twelve Months Ended December 31,	
	2007	2006
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 1,089,918	$ 1,299,885
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	1,065,545	817,089
Impairments	147,517	108,258
Stock-Based Compensation Expenses	67,253	49,875
Deferred Income Taxes	426,827	385,842
Other, Net	(44,138)	(18,404)
Dry Hole Costs	115,382	79,567
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(93,108)	(334,260)
Realized Gains	127,969	215,063
Other, Net	24,268	20,670
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(85,024)	9,905
Inventories	9,638	(50,370)
Accounts Payable	228,354	222,012
Accrued Taxes Payable	(40,002)	(106,324)
Other Assets	(8,416)	13,060
Other Liabilities	4,976	(9,477)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(104,094)	(123,838)
Net Cash Provided by Operating Activities	2,932,865	2,578,553
Investing Cash Flows		
Additions to Oil and Gas Properties	(3,401,986)	(2,750,262)
Additions to Other Property, Plant and Equipment	(277,076)	(99,861)
Proceeds from Sales of Assets	83,295	20,041
Changes in Components of Working Capital Associated with		
Investing Activities	104,168	123,890
Other, Net	(3,675)	(4,181)
Net Cash Used in Investing Activities	(3,495,274)	(2,710,373)
Financing Cash Flows		
Net Commercial Paper and Revolving Credit Facility Borrowings	10,000	65,000
Long-Term Debt Borrowings	600,000	-
Long-Term Debt Repayments	(158,442)	(316,625)
Dividends Paid	(84,020)	(60,443)
Excess Tax Benefits from Stock-Based Compensation	27,339	28,188
Redemption of Preferred Stock	(51,197)	(50,199)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plans	55,320	36,033
Debt Issuance Costs	(5,206)	(615)
Other, Net	(71)	(221)
Net Cash Provided by (Used in) Financing Activities	393,723	(298,882)
Effect of Exchange Rate Changes on Cash	4,662	5,146
Decrease in Cash and Cash Equivalents	(164,024)	(425,556)
Cash and Cash Equivalents at Beginning of Period	218,255	643,811
Cash and Cash Equivalents at End of Period	$ 54,231	$ 218,255

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON STOCKHOLDERS (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and twelve-month periods ended December 31 reported Net Income Available to Common Stockholders (GAAP) to reflect actual cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions, to add the premium and fees for preferred stock redemptions in the third and fourth quarters of 2007 and the fourth quarter of 2006, to add the one-time tax expense related to Texas (US) franchise tax law revision in the second quarter of 2006, and to eliminate the effect of the income tax rate reductions enacted by Alberta (Canada) in the second quarter of 2006 and by the Canadian federal government in the second and fourth quarters of 2007 and the second quarter of 2006. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Reported Net Income Available to Common Stockholders (GAAP)	$ 358,034	$ 237,204	$ 1,083,255	$ 1,288,890
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(45,215)	(31,518)	(93,108)	(334,260)
Realized Gains	28,782	48,171	127,969	215,063
Subtotal	(16,433)	16,653	34,861	(119,197)
After Tax MTM Impact	(10,575)	10,716	22,433	(76,703)
Add: Premium and Fees for Preferred Stock Redemption	2,296	4,049	2,937	4,049
Add: Tax Expense Related to Texas (US) Franchise Tax Law Revision	-	-	-	5,221
Less: Tax Benefit Related to Alberta (Canada) Provincial Tax				
Rate Reduction	-	-	-	(13,449)
Less: Tax Benefit Related to Canadian Federal Tax Rate Reduction	(30,338)	-	(34,419)	(18,593)
Adjusted Net Income Available to Common Stockholders (Non-GAAP)	$ 319,417	$ 251,969	$ 1,074,206	$ 1,189,415
Adjusted Net Income Per Share Available to Common Stockholders (Non-GAAP)				
Basic	$ 1.31	$ 1.04	$ 4.41	$ 4.92
Diluted	$ 1.29	$ 1.02	$ 4.34	$ 4.83
Average Number of Common Shares				
Basic	244,440	242,515	243,469	241,782
Diluted	248,537	246,477	247,637	246,100

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON STOCKHOLDERS (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and twelve-month periods ended December 31 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common Stockholders (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital, Other Assets and Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended December,		Twelve Months Ended December,	
	2007	2006	2007	2006
Net Cash Provided by Operating Activities (GAAP)	$ 786,917	$ 599,005	$ 2,932,865	$ 2,578,553
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	40,275	42,634	137,117	144,147
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	163,307	100,612	85,024	(9,905)
Inventories	(5,406)	(3,651)	(9,638)	50,370
Accounts Payable	(185,524)	(117,420)	(228,354)	(222,012)
Accrued Taxes Payable	17,168	57,241	40,002	106,324
Other Assets	636	14,563	8,416	(13,060)
Other Liabilities	(8,741)	2,573	(4,976)	9,477
Changes in Components of Working Capital Associated with Investing and Financing Activities	59,780	57,842	104,094	123,838
Preferred Stock Dividends	(3,161)	(5,421)	(6,663)	(10,995)
Discretionary Cash Flow Available to Common Stockholders (Non-GAAP)	$ 865,251	$ 747,978	$ 3,057,887	$ 2,756,737

2007 NET PROVED RESERVES RECONCILIATION SUMMARY

NATURAL GAS (Bcf)	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	3,470.9	1,309.6	4,780.5	1,295.4	19.0	-	1,314.4	6,094.9
Revisions	(63.2)	(64.3)	(127.5)	(16.9)	2.5	-	(14.4)	(141.9)
Purchases in place	1.2	1.2	2.4	29.6	-	-	29.6	32.0
Extensions, discoveries and other additions	1,177.5	54.9	1,232.4	-	-	-	-	1,232.4
Sales in place	(5.7)	-	(5.7)	-	-	-	-	(5.7)
Production	(360.6)	(81.6)	(442.2)	(91.8)	(8.6)	-	(100.4)	(542.6)
Ending Reserves	**4,220.1**	**1,219.8**	**5,439.9**	**1,216.3**	**12.9**	**-**	**1,229.2**	**6,669.1**

LIQUIDS (MMBbls) (a)	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	96.6	9.6	106.2	11.5	0.1	-	11.6	117.8
Revisions	27.9	1.2	29.1	(1.2)	-	-	(1.2)	27.9
Purchases in place	-	-	-	0.1	-	-	0.1	0.1
Extensions, discoveries and other additions	49.4	0.9	50.3	-	-	-	-	50.3
Sales in place	(0.9)	-	(0.9)	-	-	-	-	(0.9)
Production	(13.0)	(1.3)	(14.3)	(1.5)	(0.1)	-	(1.6)	(15.9)
Ending Reserves	**160.0**	**10.4**	**170.4**	**8.9**	**-**	**-**	**8.9**	**179.3**

NATURAL GAS EQUIVALENTS (Bcfe)	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	4,050.6	1,367.1	5,417.7	1,364.4	19.4	-	1,383.8	6,801.5
Revisions	104.4	(57.3)	47.1	(23.9)	2.6	-	(21.3)	25.8
Purchases in place	1.5	1.2	2.7	30.0	-	-	30.0	32.7
Extensions, discoveries and other additions	1,474.0	60.2	1,534.2	-	-	-	-	1,534.2
Sales in place	(11.4)	-	(11.4)	-	-	-	-	(11.4)
Production	(438.9)	(89.2)	(528.1)	(100.8)	(8.8)	-	(109.6)	(637.7)
Ending Reserves	**5,180.2**	**1,282.0**	**6,462.2**	**1,269.7**	**13.2**	**-**	**1,282.9**	**7,745.1**

Net Proved Developed Reserves (Bcfe)	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
At December 31, 2006	2,893.5	1,218.8	4,112.3	646.7	19.4	-	666.1	4,778.4
At December 31, 2007	3,861.5	1,140.3	5,001.8	960.0	13.2	-	973.2	5,975.0

(a) Includes crude oil, condensate and natural gas liquids.

2007 EXPLORATION AND DEVELOPMENT EXPENDITURES ($ Million)

	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Acquisition Cost of Unproved Properties	$ 233.3	$ 45.8	$ 279.1	$ -	$ (1.2)	$ -	$ (1.2)	$ 277.9
Exploration Costs	435.9	75.5	511.4	45.2	27.8	5.3	78.3	589.7
Development Costs	2,336.5	254.3	2,590.8	91.0	(1.4)	-	89.6	2,680.4
Total Drilling	**3,005.7**	**375.6**	**3,381.3**	**136.2**	**25.2**	**5.3**	**166.7**	**3,548.0**
Acquisition Cost of Proved Properties	3.9	0.7	4.6	15.4	-	-	15.4	20.0
Total Exploration & Development Expenditures	**3,009.6**	**376.3**	**3,385.9**	**151.6**	**25.2**	**5.3**	**182.1**	**3,568.0**
Gathering, Processing and Other	275.1	1.5	276.6	0.4	0.1	-	0.5	277.1
Asset Retirement Costs	21.8	9.3	31.1	0.3	-	-	0.3	31.4
Total Expenditures	**3,306.5**	**387.1**	**3,693.6**	**152.3**	**25.3**	**5.3**	**182.9**	**3,876.5**
Proceeds from Sales in Place	(77.9)	(5.4)	(83.3)	-	-	-	-	(83.3)
Net Expenditures	**$ 3,228.6**	**$ 381.7**	**$ 3,610.3**	**$ 152.3**	**$ 25.3**	**$ 5.3**	**$ 182.9**	**$ 3,793.2**

RESERVE REPLACEMENT COSTS ($ / Mcfe) *

	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Total Drilling, Before Revisions	**$ 2.04**	**$ 6.24**	**$ 2.20**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 2.31**
All-in Total, Net of Revisions	**$ 1.90**	**$ 91.78**	**$ 2.14**	**$ 24.85**	**$ 9.69**	**$ -**	**$ 20.93**	**$ 2.24**

RESERVE REPLACEMENT *

	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Drilling Only	**336%**	**67%**	**291%**	**0%**	**0%**	**-**	**0%**	**241%**
All-in Total, Net of Revisions & Dispositions	**357%**	**5%**	**298%**	**6%**	**30%**	**-**	**8%**	**248%**

* *See attached reconciliation schedule for calculation methodology*

EOG RESOURCES, INC.

Quantitative Reconciliation of Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) and Total Exploration and Development Expenditures (Non-GAAP) as Used In the Calculation of Reserve Replacement Costs ($ / Mcfe) to Total Costs Incurred in Exploration and Development Activities (GAAP)

(Unaudited; In Millions, Except Ratio Information)

The following chart reconciles Total Costs Incurred in Exploration and Development Activities (GAAP) to Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) and Total Exploration and Development Expenditures (Non-GAAP), as used in the calculation of Reserve Replacement Costs per Mcfe. There are numerous ways that industry participants present Reserve Replacement Costs, including "Drilling Only" and "All-In", which reflect total exploration and development expenditures divided by total net reserve additions from extensions and discoveries only, or from all sources. Combined with Reserve Replacement, these statistics provide management and investors with an indication of the results of the current year capital investment program. Reserve Replacement Cost statistics are widely recognized and reported by industry participants and are used by EOG management and other third parties for comparative purposes within the industry. Please note that the actual cost of adding reserves will vary from the reported statistics due to timing differences in reserve bookings and capital expenditures. Accordingly, some analysts use three or five year averages of reported statistics, while others pre and Development Expenditures.

	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Total Costs Incurred in Exploration and Development Activities (GAAP)	3,031.4	385.6	3,417.0	151.9	25.2	5.3	182.4	3,599.4
Less: Asset Retirement Costs	(21.8)	(9.3)	(31.1)	(0.3)	-	-	(0.3)	(31.4)
Less: Acquisition Cost of Proved Properties	(3.9)	(0.7)	(4.6)	(15.4)	-	-	(15.4)	(20.0)
Total Exploration & Development Expenditures for Drilling Only (Non-GAAP) (a)	**3,005.7**	**375.6**	**3,381.3**	**136.2**	**25.2**	**5.3**	**166.7**	**3,548.0**
Total Costs Incurred in Exploration and Development Activities (GAAP)	3,031.4	385.6	3,417.0	151.9	25.2	5.3	182.4	3,599.4
Less: Asset Retirement Costs	(21.8)	(9.3)	(31.1)	(0.3)	-	-	(0.3)	(31.4)
Total Exploration & Development Expenditures (Non-GAAP) (b)	**3,009.6**	**376.3**	**3,385.9**	**151.6**	**25.2**	**5.3**	**182.1**	**3,568.0**
Net Reserve Additions From All Sources **- Natural Gas Equivalents (Bcfe)**								
Revisions	104.4	(57.3)	47.1	(23.9)	2.6	-	(21.3)	25.8
Purchases in place	1.5	1.2	2.7	30.0	-	-	30.0	32.7
Extensions, discoveries and other additions (c)	1,474.0	60.2	1,534.2	-	-	-	-	1,534.2
Total Reserve Additions (d)	**1,579.9**	**4.1**	**1,584.0**	**6.1**	**2.6**	**-**	**8.7**	**1,592.7**
Sales in place	(11.4)	-	(11.4)	-	-	-	-	(11.4)
Net Reserve Additions From All Sources (e)	**1,568.5**	**4.1**	**1,572.6**	**6.1**	**2.6**	**-**	**8.7**	**1,581.3**
Production (f)	**438.9**	**89.2**	**528.1**	**100.8**	**8.8**	**-**	**109.6**	**637.7**
RESERVE REPLACEMENT COSTS ($ / Mcfe)								
Total Drilling, Before Revisions (a / c)	**$2.04**	**$6.24**	**$2.20**	**-**	**-**	**-**	**-**	**$2.31**
All-in Total, Net of Revisions (b / d)	**$1.90**	**$91.78**	**$2.14**	**$24.85**	**$9.69**	**-**	**$20.93**	**$2.24**
RESERVE REPLACEMENT								
Drilling Only (c / f)	**336%**	**67%**	**291%**	**-**	**-**	**-**	**-**	**241%**
All-in Total, Net of Revisions & Dispositions (e / f)	**357%**	**5%**	**298%**	**6%**	**30%**	**-**	**8%**	**248%**

EOG RESOURCES, INC.
Quantitative Reconciliation of Net Debt (Non-GAAP) to Long-Term Debt (GAAP)

(Unaudited; in millions)

The following chart reconciles Long-Term Debt (GAAP) to Net Debt (Non-GAAP). A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt in their calculation. EOG management uses this information for comparative purposes within the industry.

	12/31/2007
Long-Term Debt (GAAP)	$ 1,185
Less: Cash	(54)
Net Debt (Non-GAAP)	$ 1,131